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Exhibit 8.2

[Letterhead of Gianni, Origoni, Grippo & Partners]

Rome, October [    ], 2002

By Courier
Versicor Inc. 34790 Ardentech Court Fremont, CA 94555

Dear Sirs,

MERGER OF BIOSEARCH ITALIA S.p.A. ("BIOSEARCH") WITH AND INTO VERSICOR INC. ("VERSICOR")

1 INTRODUCTION

1.1
We have acted as your tax advisers in Italy in connection with the merger of Biosearch with and into Versicor.

1.2
In such capacity, we have examined copies of the documents necessary for the purpose of giving this opinion, set out in the Schedule A to this opinion (the "Schedule").

1.3
The following terms shall have the meaning set forth here below:
1.3.1	The "Merger" is the merger of Biosearch with and into Versicor;
1.3.2	The "Specified Transactions" are:
	1.3.2.1.	the execution and delivery by Biosearch and Versicor of the Merger Agreement;
1.3.2.2.
the establishment by Versicor of a branch (in Italian "sede secondaria") in Italy, duly enrolled with the competent Companies' Register (the "Italian Branch"), before the Merger becomes legally effective (the "Effective Time");
	1.3.2.3.	the execution of the Merger and the attribution, as of the Effective Time, of all the assets and liabilities owned by Biosearch immediately before the Effective Time, to the Italian Branch; and
1.3.2.4.
the subsequent contribution of all the assets and liabilities owned by the Italian Branch to a wholly owned Italian subsidiary of Versicor, having the legal form of a limited liability company (in Italian, "società a responsabilità limitata", or "S.r.l.", the "Italian Subsidiary"), solely in exchange for a quota of the Italian Subsidiary's capital (the "Quota"), to be maintained in the accounting books of the Italian Branch (the "Contribution").
1.3.3	The "Merger Agreement" is the Agreement and Plan of Merger executed and delivered by Biosearch and Versicor on [•].
1.4
For the purposes of this opinion we rely, inter alia, upon the tax ruling issued by the Agency of Revenues, Regional Direction of Lumbardy pursuant to Article 11 of Law 212 of July 27, 2000 to Biosearch, on [    •    ] (the "Tax Ruling").

1.5
Capitalized terms not herein otherwise defined shall have the same meaning as in the Merger Agreement.

2 THE MERGER

2.1
The Merger will be executed through the fulfilment of all the procedures required by the Italian Civil Code and the General Corporation Law of the State of Delaware, including the execution of the Merger Deed pursuant to Article 2504 of the Italian Civil Code, as well as the deposit of same Merger Deed with the Companies' Register in Milan.

2.2
As a consequence of the Merger: (i) Biosearch shall cease to exist; (ii) the Biosearch Ordinary Shares will be cancelled and the shareholders of same Biosearch, who have not exercised their rescission rights pursuant to Article 2437 of the Italian Civil Code, will receive as Merger Consideration a certain whole number of shares of Versicor Common Stock, based on the Exchange Ratio; and (iii) all the assets and liabilities owned by Biosearch immediately before the Effective Time shall be attributed, as of the Effective Time, to the Italian Branch.

2.3
No fractional Shares of Versicor Common Stock will be issued upon the conversion or exchange of Biosearch Ordinary Shares. Each holder of Biosearch Ordinary Shares issued and outstanding at the Effective Time who would otherwise be entitled to receive a fractional share of Versicor Common Stock shall be entitled to purchase and/or sell in the Nuovo Mercato through an authorised intermediary a minimum number of Biosearch Ordinary Shares for the purposes of achieving a whole number of Versicor Common Stock.

3 ASSUMPTIONS

3.1
In giving this opinion, we have assumed that:
3.1.1	all documents submitted to us as copy or specimen documents are conformed to their originals;
3.1.2	all relevant documents have been validly authorised, executed and delivered by all of the parties thereto;
3.1.3	the signatures on the originals of all documents submitted to us are genuine;
3.1.4
neither Versicor nor Biosearch have passed a voluntarily winding-up resolution, no petition has been presented or order made by a court nor any other steps has been taken for the winding-up, dissolution, or bankruptcy declaration or for the submission to the procedures of concordato fallimentare or concordato preventivo, or equivalent procedure, and no receiver, trustee, administrator, custodian or similar officer has been appointed in relation to Versicor or Biosearch or any of their assets and revenues;
3.1.5	there has at all time been absence of fraud and the presence of good faith on the part of all the parties to the Merger Agreement and their respective officers, employees, agents and advisers;
3.1.6	there are no facts, documents, circumstances on matters which may be material to the opinions set out herein and which have not been disclosed to us;
3.1.7	Biosearch does not have any branches (in Italian "sedi secondarie") or permanent establishments outside of Italy;
3.1.8
there are no provisions of the laws of any jurisdiction other than Italy which would be contravened by the execution, delivery or performance of the Merger Agreement and none of the opinions expressed below will be affected by the laws (including the public policy) of any jurisdiction other than Italy;

3.1.9
the Specified Transactions are carried out pursuant to valid business reasons and without the main purpose of obtaining tax savings otherwise not legitimate, in the meaning of Article 37-bis of Presidential Decree No. 600 of September 29, 1973; and
3.1.10	the Merger qualifies as a merger pursuant to Article 2501 and following of the Italian Civil Code and Article 25(3) of Law No. 218 of May 31, 1995 (Reform of Italian conflict of laws).

4 LAW

4.1
This Opinion is limited to the national laws of the Republic of Italy in force at the date hereof as interpreted by Italian courts (hereinafter, the "Laws") and is given on the basis that it will be governed by, construed in accordance with, and any liability which may arise in respect of it governed by, the Laws.

4.2
We have made no investigation of the laws of any jurisdiction other than those of the Republic of Italy. Nothing herein shall be construed as an opinion on any matter affected by a law of any jurisdiction other than the Laws. In particular, we have made no independent investigation of the laws of the United States as a basis for the opinion stated herein and do not express, or imply, any opinion on such laws.

5 OPINION

Based upon and subject to the above, we are of the opinion that:

5.1
The Italian Branch qualifies as a permanent establishment of Versicor in Italy, pursuant to Articles 20(1)(e) and 113 of Presidential Decree No. 917 of December 22, 1986 (the "Income Tax Code" or "ITC"), as well as Article 5 of the Convention for the avoidance of double taxation executed by Italy and the United States on April 17, 1984.

5.2
No specific provisions of Italian law explicitly address the tax treatment of cross-border mergers involving an Italian corporation not resident in an EU country such as the Merger. However, based on the rationale of Articles 20-bis and 123 ITC, as well as the Tax Ruling, the Merger will not trigger any capital gain for Biosearch, for Italian income tax purposes, provided that the assets and liabilities of Biosearch owned immediately before the Effective Time will be attributed to the Italian Branch and will be duly registered in the Italian Branch's accounting books as of the Effective Time. In such a case, the above mentioned assets and liabilities will maintain the same tax basis recognised to Biosearch immediately before the Effective Time.

5.3
Based on the rationale of Articles 123 and 123-bis ITC, as well as of Article 2 of Legislative Decree No. 544 of December 30, 1992 and the Tax Ruling, the Merger will not trigger any gain or loss for income tax purposes for the Biosearch shareholders that are tax resident in Italy. The aggregate Versicor Common Stock received as Merger Consideration by each of said Biosearch shareholders will have the same tax basis as the aggregate Biosearch Ordinary Shares held by said Biosearch shareholder immediately before the Effective Time and cancelled as an effect of the Merger.

5.4
The holding period for the Versicor Common Stock received as Merger Consideration by a Biosearch shareholders that is tax resident in Italy will include the period for which the surrendered and cancelled Biosearch Ordinary Shares were considered to be held by the same Biosearch shareholder.

5.5
A Biosearch shareholder selling Biosearch Ordinary Shares in exchange for cash—in lieu of fractional shares—will recognize a gain or a loss with respect to such payment, measured by the difference, if any, between the amount of cash received and his/her/its tax basis in the Biosearch Ordinary Shares sold.

5.6
A Biosearch shareholder duly exercising his/her/its dissenters' rights to the Merger, pursuant to Article 2437 of the Italian Civil Code, and surrendering his/her/its Biosearch Ordinary Shares will generally recognize a gain or a loss with respect to the payment received upon redemption of such Biosearch Ordinary Shares, measured by the difference, if any, between the amount of cash received and his/her/its tax basis in the Biosearch Ordinary Shares surrendered.

5.7
A Biosearch shareholder resident outside of Italy for tax purposes may be subject to tax in Italy on the capital gain realized on the exchange, based on the Exchange Ratio, of his/her/its Biosearch Ordinary Shares into Versicor Common Stock. The taxable capital gain will be equal to the positive difference, if any, between the fair market value of the Versicor Common Stock received by said Biosearch shareholder (said fair market value being equal, pursuant to Article 9 ITC, to the arithmetic average of the official prices of Versicor Common Stock in the trading days comprised in the month preceding the Effective Time, or such other subsequent date in which the Versicor Common Stock are deemed as received by him/her/it) and his/her/its tax basis on the Biosearch Ordinary Shares surrendered and cancelled in the Merger. The above capital gain, however, will not be subject to tax in Italy, provided that one of the following conditions is met:

(a)
if, pursuant to Article 20(1)(f) ITC, said non resident Biosearch shareholder never owned Biosearch Ordinary Shares representing more than 2% of the voting rights in Biosearch's ordinary shareholders' meeting or more than 5% of Biosearch stated capital or, in any event, did not and will not dispose of Biosearch Ordinary Shares representing more than either of the above thresholds in any 12-month period before or after the Effective Time (or such other subsequent date in which the Versicor Common Stock are deemed to have been received by him/her/it); or

(b)
said non resident Biosearch shareholder is entitled to the benefits of a double tax treaty entered into between Italy and his/her/its country of residence providing for the exemption of capital gains in the source State and all the requirements and procedures established by said double tax treaty are duly fulfilled.

5.8
In case the cash (denominated in Euro) owned immediately before the Effective Time by Biosearch is first attributed to the Italian Branch and, immediately thereafter, is repaid by the Italian Branch to Versicor's head office, no taxable capital gain will be recognized in Italy by Versicor or the Italian Branch in connection therewith.

5.9
Pursuant to Article 3(1) and 3(2) of Legislative Decree No. 358 of October 8, 1997, the Contribution will be tax neutral for income tax purposes for Versicor and the Italian Branch, subject to the following conditions:

(a)
the accounting value of the Quota, received by the Italian Branch as an effect of the Contribution and duly registered in the Italian Branch's accounting books, is not higher than the aggregate tax basis that the assets and liabilities contributed to the Italian Subsidiary had immediately prior to the Contribution in the hands of the Italian Branch; and

(b)
the assets and liabilities received by the Italian Subsidiary pursuant to the Contribution are registered in the Italian Subsidiary's accounting books for a value not exceeding, in the aggregate, the tax basis mentioned under (a), above.

6 QUALIFICATIONS

6.1
We express no opinion as to any accounting matters related to any of the Specified Transactions.

6.2
We express no opinion as to any tax issues arising in connection with any of the Specified Transactions, except for those listed on Section 5., above.

7 RELIANCE

7.1
This opinion is given on the basis that there will be no amendment to or termination or replacement of the documents referred to in the Schedule to this opinion and on the basis of the laws of Italy in force as at the date of this opinion. This opinion is also given on the basis that we undertake no responsibility to notify any addressee of this opinion of any change in the laws of Italy after the date of this opinion.

7.2
This opinion speaks as of its date and is addressed to you solely for your benefit in connection with the Specified Transactions. It is not to be transmitted to anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express consent. We assume no obligation to update or supplement this opinion to reflect any facts or circumstance that arise after the date of this opinion and come to our attention, or any future changes in the Laws.

7.3
Any issue of liability connected with our rendering this opinion shall be solely subject to the substantive laws of Italy regardless of any reference to the laws of another jurisdiction pursuant to any applicable rule governing of laws. Any dispute relating to any such issue shall be subject to the exclusive jurisdiction of the Italian courts.

Yours faithfully

Gianni, Origoni, Grippo & Partners

EXHIBIT P-3

SCHEDULE

1
Copy of the Merger Agreement

2
Copy of the certificate of good standing of the Italian Branch issued by the competent Companies' Register.

Copy of the Tax Ruling.

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